                                                                    EXHIBIT 2(b)
                                                                       FOR
                 [LOGO OF CFX CORPORATION APPEARS HERE]  NEWS RELEASE  IMMEDIATE
                                                                       RELEASE
                                             For Additional Information Contact:

                                        Mark A. Gavin, Chief Financial Officer
                                        ----------------------------------------
                                        Paul D. Spiess, Executive Vice President
                                        ----------------------------------------
================================================================================
                                    Safety Fund Contact:  Christopher W. Bramley
                                                          President & CEO
                                                          (508) 343-6406


                              CFX CORPORATION AND
                          THE SAFETY FUND CORPORATION
                            AGREE TO MERGE AND FORM
                         $1.2 BILLION BANKING COMPANY



     Keene, NH, January 5, 1996 -- CFX Corporation (AMEX: CFX), headquartered in Keene, New Hampshire and The Safety Fund Corporation, (NASDAQ: SFCO), headquartered in Fitchburg, Massachusetts, announced today that they have signed a definitive agreement for the merger of Safety Fund into CFX. As a result of the transaction, Safety Fund National Bank, Safety Fund's bank subsidiary, would operate as a subsidiary of CFX.

     Pursuant to the definitive agreement and in the event that the transaction is accounted for as a pooling-of-interests, each of Safety Fund's outstanding shares of Common Stock has the potential to be converted into 1.7 shares of CFX's Common Stock. The actual number of shares of CFX's Common Stock issuable in the transaction is subject to adjustment based on the average price of CFX Common Stock for the ten trading days immediately before CFX receives the last regulatory approval required to consummate the transaction. In the event that the average price of CFX Common Stock is below $12.43, the exchange ratio becomes 1.806 shares; and if the average price of CFX Common Stock is above $18.65, the exchange ratio becomes 1.629 shares. Safety Fund has the right to terminate the agreement if the average price of CFX Common Stock is below $11.65 per share unless CFX agrees to increase the exchange ratio.

     The transaction is tax free to the owners of Safety Fund and is subject to regulatory approval and the approval of both CFX's and Safety Fund's shareholders. It is anticipated that the transaction will be accounted for by the pooling-of-interests method of accounting. However, if the transaction is required to be accounted for under the purchase method of accounting, the stock exchange ratio would be 1.52 shares, subject to adjustments based on the average price of CFX Common Stock.

                            [FOOTLINE APPEARS HERE]

     Based on the closing price of CFX Common Stock on January 4, 1996 of $15.375 and assuming the pooling-of-interests method of accounting and a 1.7 exchange ratio, the indicated value of the transaction would be $26.14 per share, which is equivalent to a price of $39.21 per share prior to the 3 for 2 stock split declared by Safety Fund in the fourth quarter of 1995. The total aggregate consideration would be $43.4 million based on such assumptions. The agreement also provides CFX with an option to acquire up to 19.9% of the outstanding Safety Fund Common Stock under certain circumstances.

     In announcing the transaction, Peter J. Baxter, President and Chief Executive Officer of CFX Corporation, stated, "I am extremely pleased to have the opportunity to affiliate with such a strong commercial banking franchise. Safety Fund National Bank's commercial banking culture and trust operations complement CFX's mortgage banking capability and community banking heritage. Also, this affiliation allows CFX to add to its existing investment in Massachusetts and capture a significant position in the north central part of the Commonwealth. The addition of Safety Fund to our family of banks underscores the ongoing commitment of CFX Corporation to providing a superior community banking alternative to cities and towns in central New England."

     Mr. Baxter added, "Under the leadership of Christopher W. Bramley, Safety Fund brings to CFX a strong and capable management team that will remain after the consummation of this acquisition to service the Massachusetts marketplace and pursue additional opportunities. We are also looking forward to the addition of four Safety Fund Directors to the Board of CFX Corporation.

     We anticipate that after 20% ($2.8 million pre-tax) expense savings, the transaction will be accretive to earnings per share in the first year. Upon consummation of the merger, CFX will take a special charge of approximately $2.5 million to earnings for one time costs of the transaction."

     Christopher W. Bramley, President and Chief Executive Officer of Safety Fund, said, "We are very pleased to affiliate with a strong, well-managed and locally controlled financial institution. Safety Fund will continue to provide the same high level of service to our customers, while being able to offer a greater array of products and services. CFX's strong capital base will enhance Safety Fund's ability to compete and grow while increasing the availability of credit to our marketplace."

     Mr. Bramley added, "While we believe that this transaction represents not only fair value for our shareholders, it also substantially increases shareholder liquidity while securing an historically high dividend rate."

     The parties expect to complete the transaction in the second half of 1996.

     Separately, the Board of Directors of Safety Fund today approved a shareholder rights plan that is designed to provide protection from a number of tactics that third parties could use to disrupt the proposed merger of CFX and Safety Fund and gain control of Safety Fund without offering a fair price to all shareholders.

     Under the rights plan, each Safety Fund shareholder of record as of January 5, 1996, will receive a dividend of one non-voting right for each share of the company's common stock owned. Initially, the rights are attached to the company's common shares, are not exercisable and do not represent any significant value to shareholders. The rights become exercisable and valuable if any person (other than CFX Corporation) acquires 15% or more of Safety Fund's common stock. At that time, each right will entitle all holders (including CFX but excluding any other person acquiring 15% or more of Safety Fund's common stock) to purchase common stock at a substantial discount. The exercise of the rights would have a substantial dilutive effect on any person (other than CFX) that acquires 15% or more of Safety Fund's common stock.

     The Board may redeem the rights at $.01 per right at any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of Safety Fund's common stock.

     A summary of the terms of the rights plan will be mailed to all Safety Fund shareholders.

     CFX Corporation is a multi-bank holding company with total assets of $879 million, as of September 30, 1995. The Company's two banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, and Orange Savings Bank, headquartered in Orange, Massachusetts. CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $652 million in mortgage loans for others. The Company operates 23 full service offices, 2 loan production offices, and 50 automated teller and remote service banking locations in New Hampshire and north central Massachusetts.

     The Safety Fund Corporation is a bank holding company with total assets of $293 million as of September 30, 1995. The Company's banking subsidiary, Safety Fund National Bank, operates a trust division with $350 million in assets and has twelve full service offices located throughout Worcester County, Massachusetts.